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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                   SCHEDULE TO
                                (Amendment No. 2)
                                  (RULE 13e-4)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ----------------

                          RUSS BERRIE AND COMPANY, INC.
              (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON)

              VARIOUS CLASSES OF OPTIONS TO PURCHASE COMMON STOCK,
                          STATED VALUE $0.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    782233100
                (CUSIP NUMBER OF COMMON STOCK UNDERLYING OPTIONS)

                                 ANDREW R. GATTO
                             CHIEF EXECUTIVE OFFICER
                          RUSS BERRIE AND COMPANY, INC.
                                 111 BAUER DRIVE
                            OAKLAND, NEW JERSEY 07436
                                 (201) 337-9000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                ----------------

                                 WITH COPIES TO:
                               ARNOLD BLOOM, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                          RUSS BERRIE AND COMPANY, INC.
                                 111 BAUER DRIVE
                            OAKLAND, NEW JERSEY 07436
                                 (201) 405-7373

                                       and

                                KAYE SCHOLER LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                       ATTENTION: JOEL I. GREENBERG, ESQ.
                                 (212) 836-8000

                                ----------------

                            CALCULATION OF FILING FEE


    TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
    ----------------------                           --------------------

          $976,127.25                                       $123.68


* Calculated solely for purposes of determining the filing fee. This amount assumes the purchase of all options to purchase common stock of Russ Berrie and Company, Inc. issued pursuant to stock option plans outstanding on May 25, 2004, for a maximum aggregate purchase price of $976,127.25. The amount of the filing fee equals .01267% of the value of the transaction.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid:    $123.68      Filing Party:    Russ Berrie and
                                                               Company, Inc.
      Form or Registration No.:  Schedule TO  Date Filed:      May 28, 2004

================================================================================

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[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [x]   issuer tender offer subject to Rule 13e-4.

      [ ]   going private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

INTRODUCTORY STATEMENT

This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 28, 2004, as amended and supplemented by Amendment No. 1 to the Statement on Schedule TO filed with the Securities and Exchange Commission on June 15, 2004 (the original schedule TO as amended, the "Schedule TO") by Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), relating to an offer by the Company, for compensatory purposes, to purchase outstanding options to buy shares of the Company's Common Stock, $0.10 stated value per share, issued pursuant to any of its various equity compensation plans, from all eligible participants, for the various purchase prices and on the terms and subject to the conditions set forth in an Offer to Purchase Specified Options (the "Offer Statement"), dated May 28, 2004, and in the related Letter of Transmittal, filed with the original Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(iii), respectively.

      The information set forth in the Offer Statement is incorporated into this Amendment by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent expressly provided herein.

      ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(1)(x)      Form of Tender Offer Reminder


                                       1
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                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2004                  RUSS BERRIE AND COMPANY, INC.

                                       By:    /s/ Arnold Bloom
                                              ----------------------------------
                                       Name:  Arnold Bloom
                                       Title: Vice President and General Counsel


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                                  EXHIBIT INDEX

(a)(1)(i)           Offer to Purchase Specified Options, dated May 28, 2004.*

(a)(1)(ii) Form of Cover Letter to Eligible Participants regarding the Offer to Purchase Specified Options and Summary of Procedures.*

(a)(1)(iii)         Letter of Transmittal.*

(a)(1)(iv)          Form of Letter/E-mail Confirming Receipt of Letter of
                    Transmittal.*

(a)(1)(v) Notice of Election to Withdraw Options From Offer to Purchase Specified Options.*

(a)(1)(vi)          Form of Letter/E-mail to Rejected Tendering Option Holders.*

(a)(1)(vii)         Form of Acceptance.*

(a)(1)(viii)        Form of E-mail Communication Disseminating Offer
                    Documentation.*

(a)(1)(ix)          Form of Schedule of Individual Outstanding Options.*

(a)(1)(x)           Form of Tender Offer Reminder.**

(a)(2)              Not applicable.

(a)(3)              Not applicable.

(a)(4)              Not applicable.

(a)(5)              Not applicable.

(b)                 Not applicable.

(d)(1) Russ Berrie and Company, Inc. 1994 Stock Option Plan for Outside Directors, incorporated by reference to Exhibit A of the Company's definitive Proxy Statement filed with the SEC (file number 001-08681) on March 25, 1993, as amended on March 26, 1993.*

(d)(2) Russ Berrie and Company, Inc. 1994 Stock Option and Restricted Stock Plan, incorporated by reference to Exhibit B of the Company's definitive Proxy Statement filed with the SEC (file number 001-08681) on March 25, 1993, as amended on March 26, 1993.*

(d)(3) Russ Berrie and Company, Inc. 1994 Stock Option Plan, incorporated by reference to Exhibit C of the Company's definitive Proxy Statement filed with the SEC (file number 001-08681) on March 25, 1993, as amended on March 26, 1993.*

(d)(4) Russ Berrie and Company, Inc. 1999 Stock Option Plan for Outside Directors, incorporated by reference to Exhibit A of the Company's definitive Proxy Statement filed with the SEC (file number 001-08681) on March 23, 1998.*

(d)(5) Russ Berrie and Company, Inc. 1999 Stock Option and Restricted Stock Plan, incorporated by reference to Exhibit B of the Company's definitive Proxy Statement filed with the SEC (file number 001-08681) on March 23, 1998.*


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(d)(6)              Russ Berrie and Company, Inc. 1999 Stock Option Plan,
                    incorporated by reference to Exhibit C of the Company's definitive Proxy Statement filed with the SEC (file number 001-08681) on March 23, 1998.*

(d)(7) Russ Berrie and Company, Inc. Change in Control Severance Plan, incorporated by reference to Exhibit 10.68 of the Company's Annual Report on Form 10-K for the year ended December 31, 2002.*

(d)(8) Russ Berrie and Company, Inc. 2004 Stock Option Plan, Restricted and Non-Restricted Stock Plan, incorporated by reference to Appendix A of the Company's definitive Proxy Statement filed with the SEC on April 4, 2003.*

(g)                 Not applicable.

(h)                 Not applicable.

-------------------

*     Previously filed with original Schedule TO on May 28, 2004.

**    Filed herewith.